SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October, 2018

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                No ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated October 3, 2018

TRANSLATION

Buenos Aires, October 3, 2018

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Ref: Relevant Fact

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23 of Chapter VI of the ByMA Listing Regulations.

In that regard, and following the information provided to the market on June 4, 2018, please be advised that, YPF S.A. (“YPF”) received notice of the decision adopted by the judge in charge of Oil Combustibles S.A.’s bankruptcy proceedings, which awarded the industrial assets of the bankrupt company to YPF and DESTILERÍA ARGENTINA DE PETRÓLEO S.A. (“DAPSA”), pursuant to the local and international bidding process carried out in connection with the sale of Oil Combustibles S.A.’s assets.

The total price of the transaction amounts to USD85,000,000, and such amount will be allocated in a manner to be agreed upon by YPF and DAPSA.

The assets that YPF will acquire, especially the docks and fuel storage tanks located in the Paraná River fluvial terminal, will allow YPF to expand its logistics capacity for future fuel imports and exports, as well as to achieve possible regional expansion. On its part, DAPSA will be in charge of the management and supply of Oil Combustibles S.A.’s gas stations that were part of its commercial network.

Yours faithfully,

Diego Celaá

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: October 3, 2018	By:	/s/ Diego Celaá
	Name:	Diego Celaá
	Title:	Market Relations Officer